SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 19, 2014, DRAWN UP IN SUMMARY FORMAT.

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

1.         Date:              August 19, 2014.

2.         Time:              8:00 a.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar,

                                   in the city and state of São Paulo

4.         Attendance:   Benjamin Steinbruch, Antonio Francisco dos Santos,Yoshiaki Nakano, Fernando Perrone and Luis Felix Cardamone Neto – Board Members and Claudia Maria Sarti – General Secretary to the Board of Directors. Some of the board members attended the meeting through conference call.

5.         Agenda: 5.1. - Company’s Share Buyback Program

6.     6.1. – Cancellation of shares held in treasury – The Board of Directors (“Board”) approved, by a unanimously vote of those present and in accordance with Article 19, item IX of the Bylaws, the cancellation of 10,446,061 (ten million, four hundred and forty-six thousand, sixty-one) shares currently held in treasury, pursuant to Article 30, paragraph 1, item “b” of Law 6404/76, with no change in the value of the Company’s capital stock, which is now represented by 1,387,524,047 (one billion, three hundred and eighty-seven million, five hundred and twenty-four thousand, forty-seven) common book-entry shares with no par value, the alteration of Article 5 of the Bylaws to reflect the hereby approved cancellation of shares to be submitted for approval to the first Shareholders’ Meeting subsequent to this date. 6.2. - Opening of the Company’s Share Buyback Program - The Board of Directors (“Board”) approved, by unanimously vote of those present, a new Share Buyback Program. Acquired shares will be held in treasury for subsequent sale or cancellation, in accordance with the provisions of article 3 of CVM Instruction 10/80, via transactions on Stock Exchange, using the following brokers: Itaú Corretora de Valores S.A.: Av. Brigadeiro Faria Lima, 3400 – 10º andar, in the city of São Paulo; BTG Pactual Corretora de Mercadorias Ltda.: Av. Brigadeiro Faria Lima, 3477 – 10º andar, in the city of São Paulo; Spinelli S.A. Corretora de Valores Mobiliários e Cambio: Av. Brigadeiro Faria Lima, 1355, 4º andar, Pinheiros, São Paulo/SP and Itaú USA Securities Inc.: 767 Fifth Avenue – 50th Floor, in New York city. The program is limited to the acquisition of up to 63,161,055 shares issued by the Company. The effective period for the acquisition of shares starts on August 19, 2014 and ends on September 25, 2014, inclusively. The shares acquisition price shall not exceed their market price at the stock exchange. Pursuant to article 5 of CVM Instruction 10, of February 14, 1980, the company’s free float is 631,610,554 shares. The Company’s purpose is to maximize the creation of value to shareholders by means of an efficient capital structure management and the follow-up of market volatility. The Board of Directors entrust the Board of Executive Officers to implement the resolution taken herein, including the establishment of the most convenient date to start the share buyback program approved herein.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

 COMPANHIA SIDERÚRGICA NACIONAL

__________________________________________

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.